Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

September 30, 2015

Management’s Discussion and Analysis (MD&A)

The interim financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) have been prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The notes to the financial statements on pages 11 to 20 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, material contingencies or obligations, other than those disclosed in the financial statements or the notes hereto. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2015.

Outstanding Units

There were 19,299,000 Units issued and outstanding at September 30, 2015 and December 31, 2014.

Financial Results – Changes in Net Assets

The net assets of the Trust are comprised of the fair value of the Trust’s total assets less the fair value of the Trust’s total liabilities. The term “net assets”, as used in this MD&A, has the same meaning as the term “total equity” as used in the Trust’s September 30, 2015 interim financial statements and notes thereto.

Net assets decreased by $43.7 million or 5.3% during the three months ended September 30, 2015. This decrease was primarily attributable to the 4.9% decrease in the price of gold during the period. The impact of the unanticipated costs of the unsolicited takeover bid initiated on May 27, 2015 by Sprott Asset Management was also a factor in the decrease in net assets during the period.

Net assets decreased by $67.5 million or 7.9% during the nine months ended September 30, 2015. This decrease was primarily attributable to the 7.1% decrease in the price of gold during the period. The impact of the costs of the unsolicited takeover bid and the unanticipated Special Meeting of Unitholders held on May 1, 2015 were also factors in the decrease in net assets during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014
Change in unrealized appreciation of holdings	$(40.2)	$(11.3)	$(8.7)	$(12.2)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(43.7)	$(14.1)	$(9.7)	$(12.9)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(2.27)	$(0.73)	$(0.50)	$(0.67)
Total net assets	$787.7	$831.5	$845.6	$855.3

	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013
Change in unrealized appreciation of holdings	$(69.4)	$16.4	$63.6	$(88.1)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(70.3)	$15.6	$62.7	$(88.9)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(3.64)	$0.81	$3.25	$(4.61)
Total net assets	$868.2	$938.4	$922.9	$860.1

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, was $43.7 million for the three months ended September 30, 2015 compared to a net loss of $70.3 million for the comparable three-month period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the nine months ended September 30, 2015 was $67.5 million compared to net income of $8.0 million for the nine-month comparable period in 2014. A significant portion of the reported net income (loss) for both the three and nine-month periods was a result of the change in unrealized appreciation of holdings. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and nine-month periods ended September 30, 2015 as compared to the same periods in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period. Expenses for the three and nine-month periods ended September 30, 2015 were significantly higher due to costs incurred as a result of: (i) the Annual and Special Meeting held on May 1, 2015 (see “Unitholder Proposal” on page 6); and, (ii) an unsolicited takeover bid initiated on May 27, 2015 by Sprott Asset Management LP (see “Unsolicited Takeover Bid” on page 6).

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended September 30, 2015 was 0.45% compared to 0.09% for the three-month period in 2014. For the nine-month period ended September 30, 2015 the expense ratio was 0.89% compared to 0.28% for the comparative nine-month period ended September 30, 2014. For the twelve-month period ended September 30, 2015 the expense ratio was 0.97% compared to 0.36% for the twelve-month period ended September 30, 2014. The expense ratios of GoldTrust have increased significantly as a direct result of the unanticipated one-time costs incurred for the Annual and Special Meeting held on May 1, 2015 and to deal with the subsequent unsolicited takeover bid by Sprott Asset Management LP.

If not for the significant expenses of the Special Meeting and subsequent unsolicited takeover bid, the expense ratios for each of the three, nine and twelve-month periods would have decreased from those for the comparable periods in 2014. For the three-month period ended September 30, 2015, the expense ratio would have been 0.08% compared to 0.09% for the comparative three-month period in 2014. For the nine-month period ended September 30, 2015 the expense ratio would have been 0.25% compared to 0.28% for the same period in 2014. For the twelve-month period ended September 30, 2015, the expense ratio would have been 0.34% compared to 0.36% for the comparative period in 2014.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any) is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the nine months ended September 30, 2015, GoldTrust’s cash and cash equivalents decreased by $6.9 million to $4.2 million. This decrease was a result of the amounts used to pay the expenses of the Trust, which included significant unanticipated Special Meeting costs as described in Note 14 and the unsolicited takeover bid costs as described in Note 15 of the quarterly financial statements The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 9 of the quarterly financial statements.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

Enhanced Cash Redemption Feature

On June 24, 2015 the Trustees approved an amendment to the Redemption Feature of the Units such that all Unitholders will have the option to redeem Units for cash at any time in an amount equal to 95% of net asset value (“NAV”) based on the average published NAV of GoldTrust for the five trading days following the date on which the Units are tendered for redemption. This enhanced feature is designed to address trading discounts to NAV in bear markets while preserving the advantages of GoldTrust’s existing structure. This amendment was rendered ineffective in the July Court proceedings related to the Sprott offer.

While respecting the Court’s decision, the Trustees still intend to implement the Enhanced Cash Redemption Feature if the Sprott Offer fails or is withdrawn or with the support of Unitholders at a meeting of Unitholders. However, certain future events, including a change in the composition of the majority of the Board of Trustees, the failure to obtain the support of Unitholders, a change in the economic circumstances of GoldTrust or a change in the gold bullion market, could result in the Enhanced Cash Redemption Feature not being adopted.

Unitholder Proposal

On February 3, 2015 GoldTrust received a Unitholder proposal to significantly alter the existing redemption provisions set out in GoldTrust’s Amended and Restated Declaration of Trust. The proposal in question advocated to: include a new physical bullion redemption feature; amend the Trust’s existing cash redemption provisions; and replace GoldTrust’s current Trustees with nominees proposed by the dissident Unitholder.

In response, GoldTrust organized its Annual Meeting held on May 1, 2015 as an Annual and Special Meeting and filed its Management Information Circular and proxy materials in this regard. These filings can be found at www.sedar.com, www.goldtrust.ca and www.gold-trust.com. The dissident Unitholder’s proposal was soundly defeated.

Unsolicited Takeover Bid

On April 23, 2015, Sprott Asset Management LP together with Sprott Physical Gold Trust (“Sprott”), announced its intention to commence an unsolicited takeover bid which it formally launched on May 27, 2015 (the “Sprott offer”) to acquire all of the outstanding Units of Central GoldTrust on a net asset value (“NAV”) to NAV exchange basis. To date, Sprott’s offer has not been met with the necessary level of Unitholder support and they have now extended the offer five times with the most current variation set to expire on October 30, 2015.

Central GoldTrust Trustees appointed a Special Committee composed of independent Trustees to review, analyze and provide recommendations on the Sprott offer with a view to the best interests of the Trust and its Unitholders. The Special Committee believes that the Sprott offer does not provide compelling value to Central GoldTrust Unitholders. Your Trustees have recommended that GoldTrust Unitholders reject the Sprott offer.

On October 2, 2015, GoldTrust issued a press release whereby it provided an update on developments that had occurred since the Trustees issued their Trustees Circular dated June 9, 2015. Though we recommend that you visit our website at www.gold.trust.com and review this and other releases related to the Sprott offer, some highlights from this press release including some pertinent additional updates have been summarized below:

On June 24, 2015, GoldTrust commenced a legal proceeding against Sprott seeking a declaration from the Court that certain aspects of Sprott’s hostile takeover bid were illegal and that the amendments to the Declaration of Trust of GoldTrust concerning the Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold, were validly made and binding on Sprott. In its decision on July 31, 2015, the Court agreed to the extent that the Sprott offer deprives Unitholders of their statutory takeover bid withdrawal rights. The Court also found that the Power of Attorney that tendering Unitholders are required to grant to Sprott pursuant to the Letter of Transmittal under the Sprott offer was so broad that it went beyond approving the Merger Transaction and the redemption of Units and, in doing so contravened the Securities Act (Ontario). The Court ordered that Sprott must remedy these defects before their offer could proceed. The offer was adjusted by Sprott to purport to remedy these technical defects and has proceeded.

The Court also held, in response to a complaint by Sprott, that the proposed Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold were invalid on the basis that they were defensive tactics. The Trustees strongly believe that Unitholders should not be deprived of the benefits of the Enhanced Cash Redemption Feature, and intend to implement this feature if the Sprott offer fails or is withdrawn or with the support of Unitholders.

On August 7, 2015 GoldTrust announced that Glenn Fox had been appointed as Lead Trustee and Chair of the Corporate Governance and Nominating Committee of the Board of Trustees of Central GoldTrust in the place of Mr. Ian McAvity.

On August 28, 2015 Sprott announced that a soliciting dealer group had been formed in connection with the Sprott offer. At the time of this announcement Sprott had already extended the expiry date for its offer three times as it had failed, by a substantial margin, to meet the minimum tender condition to the offer. The Trustees believe that this action by Sprott was a desperate attempt to buy support for its inadequate, hostile offer.

The most recent extension of the Sprott offer occurred on October 6, 2015. Within this extension of its offer, Sprott has incorporated what it refers to as a premium consideration of U.S. $0.10 per Unit, representing less than 0.3% of the current value of a GoldTrust Unit. Your Trustees believe this so-called premium is immaterial and may raise tax issues that it would be more than offset by the higher annual management fees charged by Sprott.

To date, Sprott’s offer has failed to achieve the level of Unitholder support required and Sprott has now extended its offer for the fifth time with the most current variation set to expire on October 30, 2015.

This MD&A is dated October 29, 2015. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual or Annual and Special Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.